Filed by MaxLinear, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MXL - Q4 2014 MaxLinear Inc Earnings Call EVENT DATE/TIME: FEBRUARY 09, 2015 / 09:30PM GMT

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

CORPORATE PARTICIPANTS

Brian Nugent MaxLinear, Inc. - Finance and IR Manager

Kishore Seendripu MaxLinear, Inc.- CEO

Adam Spice MaxLinear, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Quinn Bolton Needham & Company - Analyst

Ross Seymore Deutsche Bank - Analyst

Gary Mobley The Benchmark Company - Analyst

Anil Doradla William Blair & Company - Analyst

Tore Svanberg Stifel Nicolaus - Analyst

Alex Gauna JMP Securities - Analyst

PRESENTATION

Operator

Good day, and welcome to the MaxLinear Q4 earnings conference call. Today’s conference is being recorded. At this time I’d like to turn the conference over to Mr. Brian Nugent. Please go ahead, sir.

Brian Nugent - MaxLinear, Inc. - Finance and IR Manager

Thank you, Stephanie. Good afternoon everyone, and thank you for joining us for today’s conference call to discuss MaxLinear’s fourth-quarter 2014 financial results. Today’s call is being hosted by Doctor Kishore Seendripu, CEO; and Adam Spice, CFO.

During the course of this conference call we will make projections or other statements regarding future conditions or events, relating to our products and business. Among these statements, we will provide information relating to our current expectations for first-quarter 2015 revenue, including expectations for revenue trends in our cable, terrestrial, satellite, and other target markets; gross profit percentage and operating expenses; the potential impact of our pending acquisition of Entropic communications; and our current views regarding trends in our markets, including our current views of the potential for growth in our cable, terrestrial, satellite, and infrastructure markets.

These statements are forward-looking statements within the meaning of the federal securities laws, and actual results may differ materially from results reflected in these forward-looking statements. We are subject to substantial risks and uncertainties that could adversely affect our future results. Our business and future operating results could be adversely affected if our current target markets, including the terrestrial, cable, satellite, and infrastructure markets do not grow, or if we are not successful in expanding our target addressable markets for the introduction of new products.

In addition, substantial competition in our industry; potential declines in average selling prices; risks related to intellectual property, protection, and outstanding intellectual property litigation; integration risks associated with Physpeed and Entropic communications and other acquisitions, if any; and cyclicality in the semiconductor industry could adversely affect future operating results. Risk factors that could affect the pending acquisition of Entropic include the requirement for approval of MaxLinear and Entropic stockholders, regulatory approvals and other customary closing conditions. A more detailed discussion of these risk factors and other risk factors you should consider, when evaluating MaxLinear and its prospects, is included under the caption “risk factors” in our filings with the Securities and Exchange Commission, in particular our most recently filed 10-Q for the quarter ended September 30, 2014. In addition, we expect to file soon our form 10-K for fiscal 2014, which will contain additional discussion of risks affecting MaxLinear’s business, including risks related to the potential acquisition of Entropic. These forward-looking statements are made as of today and MaxLinear does not currently intend, and has no obligation to update or revise any forward-looking statements. The fourth-quarter 2014 earnings release is available on the company website at www.Maxlinear.com.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

In addition, MaxLinear reports gross profit, income and loss from operations, and net income and loss, and basic and diluted net income and loss per share in accordance with GAAP, and additionally on a non-GAAP basis. Our non-GAAP presentations excluded the effect of stock-based compensation expense and its related tax effect, accruals under our equity settled performance-based bonus plan, expenses related to a prior patent litigation matter with Silicon Laboratories, and our outstanding patent litigation with Cresta Tech, differed merger proceeds, amortization of acquisition related intangibles, and any non-recurring acquisition related expenses. Management believes that this non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance, and MaxLinear therefore uses non-GAAP reporting internally to evaluate and manage the Company’s operations.

MaxLinear has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner a similar to how the Company internally analyzes its operating results. The full reconciliation of GAAP to non-GAAP financial data can be found in our earnings release issued earlier today. The earnings release and reconciliation is available on our website, and we ask that you review them in conjunction with this call.

And now, let me turn the call over to Kishore Seendripu, CEO of MaxLinear.

Kishore Seendripu - MaxLinear, Inc. - CEO

Thank you, Brian and good afternoon everyone. Thank you all for joining us today. Before jumping into the financial highlights, I would like to note that in 2014 we grew our top line by 11%, realizing full-year revenues of approximately $133 million, and delivered cash flow from operations of approximately $12.2 million, or 9.2% of revenue.

Our revenue growth in 2014 reflected continued momentum in cable, DOCSIS 3.0 modems and gateways, along with double-digit growth of our terrestrial revenues, driven by strong shipments of ISDB-T tuner-demodulator receiver shipments into pay-TV operators in Latin America, as well as continued share gains in hybrid television. Entering 2015, we are experiencing growing shipments and backlog for our technology leading satellite gateway and digital channel stacking solutions. We believe our satellite gateway and digital outdoor unit products constitute the next major growth driver for MaxLinear for the next several years.

We are also excited about the significant progress we have made in implementing our strategy of opening up large addressable markets for our RF and analog mixed signal technology platform, primarily in wireless and wireline network infrastructure. In the fourth quarter of 2014, we closed the acquisition of Physpeed, a privately held developer of high-speed physical layer optical interconnect products, addressing the emerging 100 gigabit software defined networking applications in enterprise datacom and telecommunications infrastructure markets.

Earlier this month, we announced the pending acquisition of Entropic Communications, a pioneer in MoCA and analog channel stacking switches, for the satellite pay-TV market. Combined with our organic product development in wireless microwave backhaul applications, we believe we have set the stage for a strong future growth trajectory, and a path to diversified revenues across broadband infrastructure markets. We’re very proud and excited about the progress made in setting the course to establishing MaxLinear as a broad-based leader in RF and analog/mixed signal technology products.

Moving to the financial specifics. Net revenues in the fourth quarter 2014, was $32.5 million approximately flat relative to the third quarter of 2014, up 3% on the year ago quarter, and at the midpoint of our guidance. GAAP and non-GAAP gross margin in the fourth quarter were 60.8% and 60.9% respectively. This compares to GAAP and non-GAAP gross margin of 61.2% and 61.3% respectively in the third quarter of 2014, and GAAP and non-GAAP gross margin of 60.6% and 60.8%, respectively in the year ago quarter.

GAAP net loss in the fourth quarter was $0.06 per share, which compares to a loss of $0.09 per share in the prior quarter, and a loss of $0.08 per share in the year ago quarter. Our non-GAAP earnings per share in Q4 were $0.05 on diluted shares of $39.2 million, compared to $0.04 per share in Q3, 2014, and $0.06 per share in Q4 last year.

I’ll now discuss current trends in our business. In the fourth quarter of 2014, cable mix increased to 63% of our total revenue, versus 59% in the prior quarter. Contrary to our expectations, in a reversal of typical seasonal patterns, cable grew 6% sequentially, due to resumption and demand for higher channel count 16, 24-channel DOCSIS 3.0 modems and gateways, which was offset by 10% sequential declines in terrestrial shipments, despite modest growth contributed from the early ramp of our satellite solutions.

While Adam will provide overall revenue guidance for Q1 for 2015 a bit later, based on our current bookings and backlog we are comfortable that cable growth will continue in the first quarter 2015. Our orders reflects strong migration from 8 channel to 24 channel DOCSIS 3.0 cable receivers. We expect that by mid-2015, over half of our cable data product shipment will be 16-, 24-, and 32-channel products, in particular 24 channel solutions targeting 1 gigabit plus data speed DOCSIS 3.0 cable modem applications.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Some notable highlights pertaining to our cable business in Q4 2014 are, we demonstrated 1.6 gigabits per second cable data gateways from Arris and Hitron, using MaxLinear 32 channel full spectrum capture receivers. Several MSOs in North America have expressed interest in deploying 32 channel cable data gateway solutions in the latter half of 2015, well in advance of actual DOCSIS 3.1 rollouts.

Along with Intel and Arris, we also demonstrated DOCSIS 3.1 functionality, using our 32-channel receiver solution at the SCTE cable show in Denver. We recently launched the world’s lowest power, all CMOS DOCSIS 3.0 and DOCSIS 3.1 upstream programmable gain amplifiers, or PGAs, which expands our addressable cable gateway platform revenue.

We are noting preliminary indications of potential DOCSIS 3.0 ramps in China and Latin America. While this is still too early to predict with certainty, such a ramp would be a new growth area due to increased addressable market size.

We’re also seeing early signs of a trend towards separate boxes for video PVR, and DOCSIS gateways in Europe. This will increase the demand for multi-channel video frontends in the next few years, until the longer term transition to all IP based systems has taken hold.

Moving to the terrestrial and satellite TV markets. Overall terrestrial and satellite revenues in the quarter decreased by 10%, primarily due to typical seasonality in hybrid TV and set-top box businesses. Decreases in hybrid TV shipments were partially offset by an increase in satellite gateway revenues, attributable to initial production phase ramps at two major operators in North America and Europe.

We also shipped pilot production quantities of our digital outdoor unit product to a major operator in North America. Based on current bookings and backlog coverage for satellite gateway and outdoor unit products, we’re optimistic that our satellite revenue ramp will continue meaningfully in the first half of 2015.

In terrestrial applications, entering 2015, we are experiencing a strong recovery in the shipments of our ISDB-T broadcast digital TV standard tuner demodulator SoC solutions, addressing pay-TV set-top box markets in Latin America. We continue to expand upon our strong position in hybrid TV, gaining new design wins at major TV manufacturers.

Moving to our latest product cycle revenue growth driver, namely satellite TV, here are a few highlights from Q4 2014. In Q4 2014 we launched the world’s first CMOS Ku-band microwave down-conversion RFIC, the MxL80x family of devices. These devices are the industry’s first family of dual polarity Ku-band down-conversion RFICs, targeted at satellite digital channel stacking and band translation LNBs, and universal quad and wide-band LNBs. The MxL80x integrates the complete Ku-band down-conversion functionality on a single-chip, including costly image rejection filtering, crystal oscillator and phase-locked loop and bias voltage generator for external low-noise amplifiers. The unmatched level of integration and the lowest power consumption greatly simplifies the LNB Ku-band front-end design, and eliminates the need for factory calibration and tuning.

In January, we announced that Pro Brand International Inc., or PBI, has launched a new direct broadcast satellite digital outdoor unit, leveraging the MaxLinear MxL801 dual-polarity Ku-band satellite down-conversion RFIC, and the MxL862 24-channel, Full-Spectrum Capture, channel-stacking system-on-chip solution. The MxL801, in combination with our MxL86x digital channel-stacking chip, offers the lowest power and most integrated D-ODU solution for the single-feed satellite LNB market, enabling ultra-small form factor designs.

We commence production shipments with initial ramp of the world’s first digital ODU products, destined for a major operator in North America. They’re also gathering design win momentum for digital audio design at major operators in Europe and Latin America.

In conclusion, we are pleased to have delivered revenue of approximately $133 million in 2014, representing an annual growth of 11%, driven by growth in cable revenues and a return to growth in terrestrial revenues. Entering 2015, based on our bookings and backlog, we feel confident that our investments in satellite TV, consisting of full spectrum capture receivers for the satellite TVs and digital outdoor units, are poised to contribute meaningfully in 2015.

More significantly, we are well on our path towards executing on our strategic objective of expanding into large infrastructure target additional markets, with the acquisition of Physpeed and our pending acquisition of Entropic Communications. Combined with our organic initiatives in wireless microwave backhaul, and remote PHYs for cable fiber node infrastructure, our estimate for MaxLinear’s Serviceable Addressable Market is approximately $3 billion in 2018. We will share more details of our progress in our infrastructure initiative as we head into 2015.

With that, let me turn the call over to Mr. Adam Spice, our Chief Financial Officer, for a review of the financials and our forward guidance.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Adam Spice - MaxLinear, Inc. - CFO

Thank you, Kishore. I will first review our results and then briefly discuss our outlook. In summary, our Q4 revenue was $32.5 million, at the midpoint of our prior guidance.

As Kishore noted, we experienced an unusual reverse of typical seasonal patterns, one in which cable grew 6%, off resumption demand in higher-channel count DOCSIS 3.0 modems and gateways, offset by 10% sequential declines in terrestrial shipments, with most notable weakness from hybrid TV tuner shipments, partially offset by growth contributed from the continued early ramp of our satellite solutions.

Now, moving to the rest of the income statement. GAAP and Non-GAAP Gross margin for the fourth quarter were approximately 60.8% and 60.9% of revenue respectively, versus our prior guidance of 60% for both GAAP and Non-GAAP gross margin. This compares to GAAP and Non-GAAP gross margin of 61.2% and 61.3% respectively in the third quarter of 2014, and GAAP and Non-GAAP gross margin of 60.6% and 60.8% respectively in the year ago quarter.

Our Q4 GAAP operating expenses were $24.3 million, which includes: $3.9 million of stock based compensation; $1.3 million in net professional fees, related to the Cresta Technologies patent litigation; $1.1 million for an accrual related to our performance based equity bonus plans for 2014; acquisition transaction related expenses including professional fees, restricted merger proceeds, and amortization of purchased intangible assets. Consistent with 2013, payouts under our 2014 performance bonus plan are expected to be settled in shares of MaxLinear stock. Net of these items, OpEx was $17.5 million, which was essentially slightly lower than our prior guidance of $17.7 million. $600,000 lower than Q3 of 2014, and up approximately $600,000 from the year ago quarter.

Fourth-quarter GAAP OpEx, attributable to R&D, was down approximately $300,000 quarter-on-quarter, and flat year on year, at $14.7 million which included: stock based compensation of $2.5 million; and $800,000 related to the 2014 stock based bonus plans; as well as $139,000 and $45,000 of Physpeed deferred merger proceeds, compensation and amortization of purchased intangible assets respectively. Excluding these items, R&D was down approximately $1.2 million on a quarter-on-quarter basis, to $11.2 million. Within this R&D spending, we experienced $1.4 million in lower tape-out activity, offset by $200,000 in higher payroll related expenses.

Fourth-quarter GAAP OpEx attributable to SG&A was up approximately $1.5 million quarter-on-quarter, and up $2.6 million to $9.6 million from the year ago quarter; which included $1.4 million in stock based compensation; $300,000 in stock based bonus plan accruals; $1.3 million in net professional fees, related to the Cresta Technologies patent litigation; and $200,000 of transaction related expenses for Physpeed and Entropic. Excluding these items, SG&A was up $600,000 on quarter-on-quarter basis to $6.4 million.

Also included in our Q4 GAAP results was a $2.3 million one-time tax benefit arising from the release of a portion of the valuation allowance against our deferred tax asset, as a result of the Physpeed acquisition. At the end of the fourth quarter 2014, our headcount was 379, as compared to 372 at the end of the third quarter of 2014, and 336 at the end of 2013. We continue to add R&D headcount globally to staff growth initiatives, and are able to derive operating leverage in R&D by appropriately balancing hiring across our R&D design centers, in the US, India, China, and Taiwan.

GAAP loss from operations was $4.5 million in Q4, compared to GAAP to loss from operations of $3.2 million in the prior quarter, and a loss of $2.7 million in Q4 of last year.

GAAP loss from operations was $8.9 million for the full-year 2014, versus the GAAP loss from operations of $12.4 million for 2013. GAAP net loss per share in the fourth quarter was $0.06 on basic shares outstanding of 37.5 million. GAAP net loss per share included $3.9 million of stock-based compensation; $1.3 million in net professional fees related to the Cresta Technologies patent litigation; $1.1 million for an accrual, related to the performance-based bonus plan for 2014; and acquisition related expenses including professional fees, restricted merger proceeds, and amortization of purchased intangible assets.

This compares to GAAP net loss per share of $0.09 in the prior quarter, and net loss of $0.08 in Q4 of last year. Net of these items, our non-GAAP earnings per share in Q4 were $0.05 on fully diluted shares, of [39.2 million] (corrected by company after the call). Compared to $0.04 per share in Q3 of 2014, and $0.06 per share in Q4 of last year. For the full year 2014, GAAP loss per share was $0.19, and non-GAAP income per share was $0.34, compared to full year 2013 GAAP losses per share of $0.37, and 2013 non-GAAP income per share of $0.34, on a fully diluted basis.

Moving to the balance sheet and cash flow statement, our cash, cash equivalents and investments balance decreased $14.6 million at the end of the year from Q3 2014, to approximately $79.4 million, which is a decrease of $7 million as compared to $86.4 million in Q4 of last year. Our cash consumed from operations in the fourth quarter 2014 was $5.8 million, versus the $6.4 million generated in the third quarter 2014 and the $2.8 million generated in the year ago quarter.

Our days sales outstanding for the fourth quarter was approximately 52 days, or five days less than in the previous quarter, and approximately 11 days more than in the year ago quarter. As a reminder, we only recognize revenue on sell-through basis, and as such we are not subject to revenue fluctuations caused by changes in distributor inventory levels.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Our inventory turns were 5.1 in the fourth quarter, compared to 5.2 in the third quarter and 5.1 in the year ago quarter. That leads me to our guidance. We expect revenue in the first quarter of 2015 to be in the range of $34 million to $35 million. Built into this range, we expect cable revenues to increase 5% to 10% sequentially, terrestrial revenues, excluding satellite contribution, to be approximately flat to down 5%, and satellite to roughly double quarter on quarter of a relatively small base.

More specifically, within cable, we expect stronger contribution from cable HD-DTA and media server applications, to more than offset declines in basic cable set top box applications. Within terrestrial, we expect weakness in terrestrial set-top box, flatness in hybrid TV, and contributions from both satellite gateway and digital outdoor unit, as the early stages of a ramp of our satellite initiatives continue.

We expect GAAP and non-GAAP gross profit percentage to be approximately 61% to 62% in the first quarter. Our gross profit percentage forecast could vary plus or minus 2%, depending on product mix and other factors. In particular, the relative contribution of cable, terrestrial, and satellite applications. We continue to fund strategic development programs, targeted at delivering attractive topline growth in 2015 and beyond, with a particular focus on infrastructure initiatives and our goals of increasing the operating leverage in the business.

We expect Q1, 2015 GAAP operating expenses to increase approximately $4.5 million, relative to Q4, 2014 quarter to around $28 million, with the largest contributors to this growth coming from Entropic related transaction expenses. In addition to these transaction related expenses, we forecast seasonally normal step ups in payroll related expenses, which will also include the full quarter effect of our incremental Q4 hires. In addition to increases in tape-out related expenses in the quarter, related to some of our new initiative -- infrastructure initiatives.

We similarly expect that Q1 2015 non-GAAP operating expenses, will increase sequentially to approximately $18.5 million, with increases driven by the previously referenced payroll related and infrastructure tape-out related spending activities.

In closing, we are pleased to report Q4 revenues, which were in line with the midpoint of our guidance, and achieved another year of double-digit topline growth. We’re also excited by the near and long-term potential for revenue growth, represented by the early ramp now being evidenced for our multi-pronged initiatives in the satellite TV market, and the meaningful addressable market expansion opportunities coming to fruition through a combination of organic development and announced strategic acquisitions.

With that, I would like to now open the call to questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Quinn Bolton, Needham & Company.

Quinn Bolton - Needham & Company - Analyst

Hi guys. Nice job on the results. Adam or Kishore, just wanted to come to the satellite business, it sounds like you guys now have better visibility into the ramp of that business. And I think previously you talked about satellite revenues approximating $20 million plus or minus, maybe $5 million for 2015. Now that you’ve got better visibility, is that still the right for ballpark for us to be thinking about in satellite revs in 2015?

And a second question on satellite, you previously talked about trying to get to 10% of revenue, either in Q2, Q3, is that still sort of on track? And then I’ve got a follow-up on the cable side of the business. Thanks.

Kishore Seendripu - MaxLinear, Inc. - CEO

Thanks, Quinn. First, to answer your question on the revenue expectations for 2015, with regards to satellite, we feel that we have rightly positioned it, somewhere between $15 million and $25 million. And if you recall, we always said that the lead time for our business in terms of orders that customers need to places about 12 to 16 weeks. And based on that visibility, we feel that we are on track to achieve that 10% target if everything goes well. And no unrelated delays anymore from operators that based on the ramp we are seeing in Q1, that we will meet that target of 10% that you speak about in Q2. Of course this depends that there are no unforeseen delays from the customer side, but this is purely based on a backlog viewpoint.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

On the annual revenues for satellite, I think we have rightly positioned it, I think there’s equal balance in terms of variance from the 20 in both directions. But hopefully it’s closer to the 20 than otherwise. So we are, for the first time, feeling very positively disposed that the -- finally, the satellite ramp that was supposed to happen in Q4 is going -- the onset of it has started and Q2 we would hit our target number of 10% of our revenues.

Quinn Bolton - Needham & Company - Analyst

And then just a question on the cable side, obviously you’re seeing a sort of faster than expected, I think recovery in the high channel count modems here in Q4 and Q1. As you look forward, you talked about seeing a pretty good conversion up to the high channel modems over the balance of this year. Do you think that that shift to the high channel modems might help you offset seasonality, in typically Q4? Or is it kind of too early to tell what seasonality may look like in calendar 2015 on the cable business?

Kishore Seendripu - MaxLinear, Inc. - CEO

I think honestly, Quinn, I think it’s too early to tell what will happen in Q4. But you want to think about satellite as a product cycle driver. If the ramp, as I’ve spoken about, sets in earnest, I think we’ll power right through that seasonality as a result of satellite revenues. Going back to the high channel count, I think that it’s very interesting that in Q3 what fell off was the high channel count product orders. But now all the major operators have decided to switch over, especially the big ones, to switch over to 24 channel count. Be it the Comcast end operators or the Liberty Global ones.

So, we feel that by the end of the second half, we would have crossed over safely into the higher channel count products. And [HL account] is more in the rear view, and less than half of our shipments in cable data gateways. So we feel that, though we can only to speak about cable for Q4, we definitely feel that this time satellite will have strongly -- will have been strong motion to overcome any cable imposed seasonal declines.

Quinn Bolton - Needham & Company - Analyst

Okay. Thank you very much.

Operator

Ross Seymore, Deutsche Bank.

Ross Seymore - Deutsche Bank - Analyst

Hi guys. Congrats on the solid quarter and guide. You guys have a lot of good things going on in the cable side, and obviously the satellite side. The answer to the previous question shows that you’re confident in that ramp. The roughly 30% of your business that’s the non-satellite, terrestrial, can you just talk us through the puts and takes on what you think can grow, and areas that might actually have any headwinds as we think about 2015 as a whole?

Kishore Seendripu - MaxLinear, Inc. - CEO

Okay. I think that one of the biggest -- so let me gather my thoughts here. The real strong growth driver for us on the terrestrial markets would be that we are seeing -- we will see overall our terrestrial revenues for 2015 to grow. Let’s assume it’s in the 5% range. However, the big growth will come through -- the growth will really be stronger growth in terrestrial set-top boxes, primarily driven by the ISDB-T tuner demodulator SoCs, and also some DBT terrestrial tuner de-mod SoCs that they’ve got the major win at operators. So these are all shipments into operator class products and not these digital converter set-top boxes.

On the hybrid TV side, we do not expect that the revenue will grow substantially, even though we’ll be gaining market share the ASP decrees will negate the increase in market share. To roughly hold the revenues flat, that’s our expectations basically. So all in all, I think, terrestrial we hope to hold -- to increase our terrestrial revenues modestly, primarily driven by stronger growth in terrestrial set-top boxes for the pay TV market, and a flattish kind of revenue in hybrid television.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Ross Seymore - Deutsche Bank - Analyst

Perfect. I guess as my follow, one for Adam. Off of that $18.5 million base in OpEx in the first quarter, can you just walk us through, just directionally how you would envision OpEx relative to revenues. And I know things get a little bit wacky in the back half of the year, with Entropic hopefully closing. So if you can just keep it to kind of the organic side for MaxLinear as of now.

Adam Spice - MaxLinear, Inc. - CFO

Sure. Yes. So I think the challenge -- it’s very dependent on kind of where we go from our Q1, 18.5 that we talked about, is really dependant on the tape outs and as you know, we have a combination of expensing R&D tape outs, which is what we evidenced in Q4 of last year, moving the tape out number higher. Sorry in Q3.

And then this year, in Q1 we’re seeing, again some expense tape out activity, again from our infrastructure initiatives. This is a new market we expense those masks. So I’d say we have one major other tape out in the year. Now, whether that hits in Q2 or Q3, that will be expensed, is yet TBD. So there will be one quarter, I suspect in 2015, that will be closer to $19 million of OpEx. I can’t tell you where that’s going to be in Q2 or Q3, but that should be the high watermark. And again this is all excluding anything from Entropic. But I think, hopefully that gives you a flavor, I think that — $19 million-ish I think is the high end of where we’ll land. I can’t tell you whether it’s going to be in Q2 or Q3 at this point.

Ross Seymore - Deutsche Bank - Analyst

And is that something when that tape out then is done, that the again, the organic side normalizes down to slightly below that? Or will there be other dynamics that will keep it in that $19 million range?

Adam Spice - MaxLinear, Inc. - CFO

I believe it’ll come -- I think it’s going to come down into the sub $18 million range. I think it’ll look a lot more like Q4 of 2014 than anything else.

Ross Seymore - Deutsche Bank - Analyst

Perfect. Congrats again. Thank you.

Adam Spice - MaxLinear, Inc. - CFO

Thanks, Ross.

Operator

Gary Mobley, Benchmark.

Gary Mobley - The Benchmark Company - Analyst

Hi guys. Thanks for taking my question. There’s an item listed in your cash flow statement, accrued price protection liability, and I think that’s a major component of the cash burn in the quarter. Can you talk about what that relates to. Is that relating to Cresta Tech litigation?

Adam Spice - MaxLinear, Inc. - CFO

No. Actually Gary, that’s -- relates to -- we have rebate programs that are put in place with our key OEM customers, largely through price masking to the contract manufacturers that support multiple OEMs. And what happened in Q4 was that, we ended up having a catch up on the rebates owed to one of our largest customers in the quarter. And as you can -- if you kind of work back into the reason why it was so high in Q4 was, not only was there kind of a backlog in getting those rebates reconciled with the customer and processed, but was also coming off of the high watermark for 2014 which was in Q2.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

So it was a combination of, the rebates from that highest quarter of the year getting pushed out a little bit. And normally those rebates would have been processed more -- kind of balanced between Q3 and Q4. And what happened is a lot of the rebates that would’ve been processed in Q3 got pushed and processed in Q4. And that’s, again, strictly a result of us getting to reconciliation with the customer what the accurate rebate amounts were.

Gary Mobley - The Benchmark Company - Analyst

Okay. And just try to get a sense of the base for satellite revenue growth in 2015 did 2014 satellite revenue exceeded $3.5 million?

Adam Spice - MaxLinear, Inc. - CFO

I guess -- sorry I was just flipping through that. So I would say that it did not exceed that. If you want to think about satellite contribution in 2014 of being around $3 million, that’s the right neighborhood. It was not in excess of $3.5 million.

Gary Mobley - The Benchmark Company - Analyst

Okay. And just looking at your revenue mix, with cable, up sequentially and representing the larger percentage of the total versus Q3, one would have expected maybe an uptick in the gross margin. I know it’s a minor difference, minor decline sequentially in the gross margin, but can you speak about the place and takes there to the gross margin? Was it a function of maybe some of the satellite product revenue being at lower gross margin? And as you look at 2015, with presumably the mix of terrestrial declining, how do you see the gross margin playing out for FY15. That’s it for me thanks.

Adam Spice - MaxLinear, Inc. - CFO

Gary I’ll take the near-term question on the margin on the sequentials, and then I’ll push it to Kishore to talk about kind of the yearly color. But essentially, we actually came in higher on gross margin than our guidance, we guided to 60% for Q4 and we came in almost 61%. And again, that’s purely a function of the fact that we had a better mix of cable in the Q4 period than we had originally kind of envisioned when we gave our guidance, where we weren’t expecting mix to change much.

So, as we mentioned earlier, we got some abnormal seasonality, or lack of seasonality in the product mix influence. I think in general you can say when we have less terrestrial in the mix, obviously it skews our margins to be a little bit better. But I would not attribute any of the quarter on quarter margin decline to the satellite contribution. It’s really kind of wasn’t meaningful enough in the mix to really drive any kind of influence, the real drivers were just kind of the cable versus other terrestrial mix. And then Kishore do want to talk about?

Kishore Seendripu - MaxLinear, Inc. - CEO

Yes, so Gary, to -- I think, when you look forward these are that takes, that will be going into this whole analysis in gross margin right? While terrestrial as a percentage of the overall mix was decreased as the revenue increases -- we have the other compensating effect of higher telecom cable products shipping in more quantity.

So you’ve got a beneficial effect of the higher channel comp products, in a more advanced technology in order 40 nanometer. And at the same time you have satellite products all shipping 40 nanometer, but really not getting the full benefit of really, really our operations, running down test times, yield improvements and so on so forth.

So you’re right. As we -- as terrestrial goes down in the mix and a satellite comes back and looks more like cable, you should see -- then if you have our infrastructure products being blended into the mix over the longer term, you should see a gross margin upward bias. But at this stage, I would caution that we as a Company would like to position of the Company as 60% to 62% gross margin band, based on the various variances in the near-term. What I mean by the near-term is the next one year or so. So until further change in the positioning, I would not want to assume that there’s more margin than that, basically.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Gary Mobley - The Benchmark Company - Analyst

Okay. All right. Thanks for taking my question, guys.

Operator

Anil Doradla, William Blair.

Anil Doradla - William Blair & Company - Analyst

Hey guys. So when I look at 2014 and kind of distill it down the story in very simple terms, I like to look at the issues and challenges that MaxLinear had was more service provider M&A and consolidation related. So I mean, first of all, is that very simple assessment correct in your opinion we you back at 2014? And as I look into 2015, if I look at from that point of view, what has actually evolved, or what has changed? Because we haven’t seen any resolution on any kind of M&A activities or potential, whatever freezes that were going on in CapEx? I mean, could potentially further play out, so I would love to hear your thoughts upon that one, and I had a follow-up on the cable. Thanks.

Kishore Seendripu - MaxLinear, Inc. - CEO

So that’s an excellent question, you’re absolutely right. If we look at 2014, this has been the biggest challenge for MaxLinear, that every year we have posted solid revenue growth, but we have had these quarters where we get really knocked by these service provider hiccups, if you will. And last year was especially more difficult because right in the middle of a very strong ramp we had this activation activity and things got really delayed, and what was supposed to be a banner year sort of got a little bit on the sideways there.

However, if you look forward to 2015, you’re absolutely right, so far nothing has changed in the resolution of that, but one thing has changed, the same operators are ordering on a cautious basis, they have decided to go to full 16/24 channel and even 32 channel products. That’s helping the revenue mix. Beside the inventory being thinned down during the Q3, Q4 timeframe. So those are two activities that are really helping.

It’s not so much that the uncertainty of the acquisition Comcast, Time Warner that’s hurting us. It’s completely to do with the fact that the products are transitioning to the higher channel count and the inventory over build has now dissipated away, and we are back to normal course of business in the reduced. More of what I call moderated scope of demand forecast from the OEMs, or reflecting the operator sentiments, you’re absolutely right on that point.

Anil Doradla - William Blair & Company - Analyst

Okay. And as a follow-up Kishore or Adam, when I look at the unintended consequence obviously of this transition of the delays work, it appears that the 16 channel seems to have -- is of less interest and operators want to go from 8 to 24 channels. Again, how are you looking at that? I mean on the competitive landscape for 24. Can you remind us how much of a leadership do have on 24 channel? And thanks a lot.

Kishore Seendripu - MaxLinear, Inc. - CEO

So this is actually fantastic for us that the switch is happening 24 channel. We were always hoping that by strategically in the marketing side we’ll have actually switched over the market 24 channel and actually skipped 16 channel actually we’re quite surprised how well that’s turning out for us. And if you recall the only one, along with the Intel platform that can -- that is actually supporting in two chips, basically our front and fully integrated chip with 24 channels and the Intel Puma 6 platform being able to handle the data throughput that represents very, very effectively.

Though, I would like to say that in North America or in Europe, more so in Europe because there, there are market share gains to be had. I think we feel very positive that the strategy has worked, and the share gains are happening. Though the share gains will show up a little bit later in the second half of the year, because you have the European assets and the Liberty Global switching over to 24 channel products. So actually we’re quite excited, but being cautious on that front. Actually that was a great move on our part. Now, here’s the kicker here. There are some operators who are saying, we don’t want to wait for the [3.1] option rollout, we’ll go after the 32 channel rollout in the second half of the year. Now, if for some reason 3.1 were to be delayed, we would really benefit even more because 32 channel -- because of the 32 channel move.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

I think one of the things the Company does very carefully regarding cable is, these are solid high quality markets. We want to make sure that there are all fronts covered, we want to make sure that there comprehensive product portfolio that’s always best in class and we invest towards that. And that’s what is helping us to ensure that we don’t lose market shares in the way things are playing out.

Adam Spice - MaxLinear, Inc. - CFO

And I would add one thing to that. Kishore talks about the product portfolios. The one thing that’s also a benefit, as new 24 channel platforms are developed we get the opportunity to include our PGA that Kishore mentioned earlier, and we aggregate more volume as a result of that. So actually all of this incremental 24 channel platform activity is very good, not only for the reasons Kishore mentioned, but also because we have this opportunity to bolt on our market leading, from a technology leading perspective, PGA onto our platform.

Anil Doradla - William Blair & Company - Analyst

Okay. So, to keep it simple, today MaxLinear is the only 24 channel semiconductor vendor shipping, is that fair to say?

Kishore Seendripu - MaxLinear, Inc. - CEO

That’s absolutely fair to say. Maybe the Company offering with a 16 channel device and a 8 channel device on the frame, but that has been to their disadvantage or detriment in terms of market share process.

Anil Doradla - William Blair & Company - Analyst

Thanks a lot guys.

Operator

Tore Svandberg, Stifel.

Tore Svanberg - Stifel Nicolaus - Analyst

Yes. Thank you. A few questions. First of all, so you’re expecting satellite to double sequentially. Would that be coming from both outdoor unit and gateways, or primarily gateways at this time?

Kishore Seendripu - MaxLinear, Inc. - CEO

It’s going to come from a mix, but primarily the gateways. And you can look at it as two-thirds, one-third story. One-third being, coming from the pilot launches of outdoor units and slightly more than two-thirds coming from the gateway products. And like we’ve always said, gateway is in the lead in terms of time of ramp, ODU is about two quarters offset from there and that’s what is happening.

So if you just look at it from different perspective that you feel the midpoint of the year in 2015, in satellite, what would the mix look like? I would say that the mix would substantially look about two-third to 70% being gateways and the remaining being outdoor units. But that’s an interesting transition point because at that point, even the ODUs start taking off and that ramp would determine whether -- where we are. To answer Quinn’s question, where which side of the equation we are on the $20 million of revenue that’s enter point. Whether we are slightly closer to that on the down side or closer to that on the upside. You know?

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Tore Svanberg - Stifel Nicolaus - Analyst

Very good. And on the cable side, it sounds like you’ve set out much better visibility on the multichannel for the whole year. But obviously you have a cable set top box business that’s declining as well. So when we look at those two combined or the overall cable business, would multichannel now be starting to look much better, is there a chance we could potentially know your cable business 10% this year?

Kishore Seendripu - MaxLinear, Inc. - CEO

I think it’s hard to say at this stage because one of the things that need resolution, like that was asked by Anil, is basically the merger situation. Barring lack of clarity on that it’s hard to count the units properly. So while we feel good with what’s happening, that’s good, but actually as Adam mentioned, we expect cable to be able to grow, video server and gateway product revenues to grow this year. And also we expect the video side of the business in general with its basic set-top box PBR or DTAs to be approximately flat, but we expect our video server gateway business is going to grow pretty nicely this year, that’s the expectation

So, no. The video box -- video business is not decreasing, it’s going to grow, the question remains how much more -- how much will cable data grow once we have resolution with the primary customers for cable data, namely Comcast, Time Warner and Liberty Global and end markets. But yes, it’s possible, but it’s early for us to have to see good growth, it’s a question of the second half you have to wait and watch.

Adam Spice - MaxLinear, Inc. - CFO

Yes, I think to add a little more color to that Tore, I think if you look at the within the cable -- the basic set-top box and the cable HD-DTA’s, those tend to be fairly volatile. And you can see a lot of -- it’s very difficult to predict how the operator is going to be ordering those boxes, particularly on the DTA side of things. So I would say, we did mention, weakness -- sequential weakness, on the basic set-top box, but we see that right now as a one quarter issue and we see that kind of reversing after we get through Q1. So I wouldn’t think a basic set-top box as being a continual decline, it was really kind of a Q1 phenomenon, is the way we look at the market right now.

Tore Svanberg - Stifel Nicolaus - Analyst

Sounds good. Kishore, you mentioned in China and Latin America potentially moving more towards multichannel or DOCSIS 3.0 type deployments. Is that something that can be an opportunity for you already this year, or are you talking more 2016 beyond?

Kishore Seendripu - MaxLinear, Inc. - CEO

Actually, obviously we would not state that if we didn’t have an initial feel or quantity in order forecast from some customers in Latin America, or OEMs are shipping to Latin America and China. So actually this is based on evidence, it remains to be seen what is the uptake and what really goes. But I just want to caution you that it is not for the 16 and 32 channel as expected, these wheels will gravitate towards the lower channel count, 8 channel devices that are cheaper.

Yes, we make that statement based on evidence. So you can imagine if that were to really happen, the entire market size for cable actually would double and this would have a long legs of growth. Which is what we feel will happen, but we are generally very careful when it comes to China, or Latin America, or India, to really make a predictive call on what it looks like until the ramp has totally, strongly and consistently set in.

Tore Svanberg - Stifel Nicolaus - Analyst

Very good, just one last question. I know you obviously don’t want it to increase your gross margin target, but given what’s happening to mix this year, I mean it’s fairly safe to say that you’re still stay well within that band of 60% to 62%. I know in the past sometimes with it being high percentage of the revenue, maybe you could dip below 60%, but then again what’s happening to mix this year, it’s fair to say that you’ll stay well within that band?

Kishore Seendripu - MaxLinear, Inc. - CEO

I think it will stay within the band. We got a little bit of challenges here, because on satellite we need some work to do on our operations side. I’m very confident that we’ll do that. Even with that risk on the horizon we feel that the band of 60% to 62% we will stay there. Now, when we hit Q4 this year, based on how that whole thing plays out, which I have no doubt why it won’t play out the way we would like it to, I would really be happy to guide you up for 2016 on gross margin, but for now I would not. Because in Q4 we also will have visibility of our infrastructure revenues coming into play and so that would actually have an upward bias.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

So the overall goal of the Company is also to move the gross margin up right? That’s the reason they’re going over to the high-quality markets. As long as we have this consumer exposure, a little bit of initial ramp, yield and core improvements that our operations has to put in place, we are being cautious.

Tore Svanberg - Stifel Nicolaus - Analyst

Sounds good. That’s great. Great job guys. Thank you very much.

Adam Spice - MaxLinear, Inc. - CFO

Thank you.

Operator

Alex Gauna, JMP Securities.

Alex Gauna - JMP Securities - Analyst

Thanks very much. Kishore, you’ve gone over a number of times the sort of caveats in terms of what the MSOs carriers decide to do or not do, but it looks like you’ve turned the corner here, things are getting better, but you’re also saying that there’s still some M&A headwind uncertainties. Is some of the better momentum happening outside the bigger M&A stories out there? Or is it something we can start to think that, a thaw is already starting to be under way out there?

Kishore Seendripu - MaxLinear, Inc. - CEO

I think it’s everything you mentioned, I hate to say it that way, but I will tell you one thing. The cable first half benefits are all related to resumption in ordering patterns, although I would say that at a subdued level, from the same operators that are going through some M&A stalemates, right?

So, on the other hand we had some confirmation, not some, I think we’ve got strong confirmation that we are running the table of the 32 channel opportunities in Europe and North America. We have not yet put a full band that helps on the revenue forecast, and that’s what I was referring to, it’s difficult to count the units, extra units we have one this year, for the second half of the year, so there you go. I think there is momentum outside of these M&A guides, and there’s momentum within the M&A guides, primarily due to the 16 and 32 channel transition.

Covering the satellite part of it, we have reduced our expectation on the ramp, based on the fact that the customers delayed the ramp, and pending some clarification in the M&A situation. I think there’s a European front, the major operators in Europe, I think the M&A front as the clarity is nicely developing. However, anything good happens beyond that would be an upward bias on the satellite revenues and would primarily come from how things play out on the soccer rights negotiation in Europe. Where those things have gotten delayed from April to I think until the end of May.

So, I think that by the end of the first half we -- if anything there is more upward bias than downward bias from the way we are positioned today. So, yes, we’re feeling pretty positive. You can sense it in our tone and how we did the script. But the caution comes from the fact that, how many times have we got burned because operators -- I mean my gosh. Everything that has been happening, sometime in Q3, Q4 so is just a habitual thing now to be cautious.

Alex Gauna - JMP Securities - Analyst

Okay. Fair enough. I got you. And also, I know we’re just coming off of the conference call with Entropic, but I’m curious. Have you had any dialogues with customers maybe even Intel, around their move on land and what these most recent moves might mean in terms of how your customer base is looking at it, and how your engineering teams will be going after opportunities?

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Kishore Seendripu - MaxLinear, Inc. - CEO

In general, by the legal requirements we are not supposed to talk to customers about how things will play out and everything. Obviously we are allowed to take compliments from customers that will enable more scale, more offering, by expanded footprint offerings when the acquisitions were to happen. And also with respect to Intel, much of it is -- some of it is confidential engagement, but you can imagine that they’re pretty excited by the broad capabilities in broadband now with PON and XDSL and cable. And they are looking for partners in the mixed-signal front and you would be a natural partner for them, and they’ve confirmed so. And they are ultimately excited that all the assets on the previous partnerships be it Entropic or MaxLinear, that they’re all in one place and they’re not going to be scattered and so that generally is a good thing for both customers and partners.

Alex Gauna - JMP Securities - Analyst

Okay. And Adam, one quick question to clarify what you said about OpEx. I believe you said $4.5 million in addition, additional cost in Q1, and that is the entirety of the merit increases, plus what you envisioned for closing costs for Entropic is that correct?

Adam Spice - MaxLinear, Inc.- CFO

Yes. So that was -- you’re talking on a GAAP basis

Alex Gauna - JMP Securities - Analyst

On a GAAP basis. Yes

Adam Spice - MaxLinear, Inc. - CFO

Yes. So the GAAP is going up that much, again a significant portion of that obviously is the Entropic related transaction expenses. We don’t expect the deal to close in Q1 so there will be more of those types of expenses in Q2, but yes. It’s really the transaction related expenses and the seasonal step ups in payroll and so forth. The one good news is, we’ve gotten through the ITC hearing on the Cresta Tech litigation matter, and so those expenses will step down significantly in the quarter. Relative to what they’ve running in the past, so I think that hopefully we’ve got most of that behind us.

Alex Gauna - JMP Securities - Analyst

Okay. That’s great. Thank you congratulations on turning the quarter.

Adam Spice - MaxLinear, Inc. - CFO

Great. Thank you.

Operator

There are no further questions at this time I’d like to turn the call back over to Kishore Seendripu for any closing remarks.

Kishore Seendripu - MaxLinear, Inc. - CEO

As a reminder, we’ll be participating in the Stifel Nicolaus Technology and Internet Conference, tomorrow on Feb 10, in San Francisco. And the JMP Securities Technology Research Conference on March 2 through the March 3 in San Francisco. As also we’ll be participating in the 27th Annual Roth Conference in Orange County, March 8 through 11. We hope to see many of you there. We thank you all for joining us today, and we look forward to reporting on our progress due in the next quarter.

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

Operator

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This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements concerning our future financial performance (including our current guidance for first quarter 2015 revenue and gross profit percentage); trends and growth opportunities in specific product markets for cable, terrestrial, satellite, and other applications; and opportunities associated with new product offerings and our strategy to expand our addressable market, including our recent acquisition of Physpeed and our entering a definitive agreement to acquire Entropic. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. Risks and uncertainties affecting our business, operating results, financial condition, and stock price, include, among others, intense competition in our industry; our dependence on a limited number of customers for a substantial portion of our revenues; uncertainties concerning how end user markets for our products will develop, including end user markets for the cable and satellite applications of our products as well as end user markets for products currently in development; potential uncertainties arising from continued consolidation among cable television operators; integration risks associated with our acquisition of Physpeed; our ability to develop and introduce new and enhanced products on a timely basis and achieve market acceptance of those products, particularly as we seek to expand outside of our historic markets; potential decreases in average selling prices for our products; limited trading volumes; risks relating to intellectual property protection and the prevalence of intellectual property litigation in our industry, including pending litigation against us by a third party with the United States International Trade Commission and in United States District Court in Delaware; our reliance on a limited number of third party manufacturers; and our lack of long-term supply contracts and dependence on limited sources of supply. Risks relating to our potential acquisition of Entropic include the potential failure of MaxLinear’s or Entropic’s stockholders to approve the proposed merger transaction; the potential failure to obtain regulatory approvals related to the transaction; the challenges and costs of closing, integrating, restructuring, and achieving currently anticipated synergies; the ability to retain key employees, customers, and suppliers of Entropic or MaxLinear while the acquisition is pending and thereafter; and other factors generally affecting the business, operating results, and financial condition of either MaxLinear or Entropic or the combined company. In addition to these risks and uncertainties, investors should review the risks and uncertainties contained in our filings with the Securities and Exchange Commission (SEC), including our most recent Annual Report on Form 10-K for the year ended December 31, 2013; our subsequent Quarterly Reports on Form 10-Q; and our Current Reports on Form 8-K. In addition, when available, investors should review the information to be set forth under the caption “Risk Factors” in MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2014, which MaxLinear expects to file with the SEC in February 2015. All forward-looking statements are based on the estimates, projections and assumptions of management as of February 9, 2015, and MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

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In connection with the proposed merger with Entropic Communications, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED

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FEBRUARY 09, 2015 / 09:30PM GMT, MXL - Q4 2014 MaxLinear Inc Earnings Call

WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

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